REGAL BELOIT CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
JANUARY 2, 2016

Significant Subsidiary	State/Country of Incorporation
Marathon Electric Motors (India) Ltd.	India
RBC Foreign Manufacturing BV	The Netherlands
RBC Horizon, Inc.	Wisconsin
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Beloit America, Inc.	Wisconsin
Regal Beloit Canada ULC	Canada
Regal Beloit Enterprise Mgt (Shanghai) Co., Ltd.	China
Regal Beloit Spain SA	Spain
System Plast Srl	Italy